Exhibit (d)(14)

EXECUTION VERSION

INTERIM INVESTORS AGREEMENT

THIS INTERIM INVESTORS AGREEMENT (this “Agreement”) is dated as of October 21, 2012, by and among certain funds advised by Permira Advisers LLC, whose names appears on Schedule I hereto under the heading “Permira Funds” (the “Permira Funds”), certain funds managed by Spectrum, whose names appears on Schedule I hereto under the heading “Spectrum” (“Spectrum”), investors selected by the Permira Funds whose names appear on Schedule I hereto under the heading “AlpInvest” (“AlpInvest”), an investor selected by the Permira Funds whose name appears on Schedule I hereto under the heading “GIC” (“GIC”, together with AlpInvest, the “Co-Investors”), a management investor selected by the Permira Funds whose name appears on Schedule I hereto under the heading “Mgt Investor” (“Mgt Investor” and together with the Co-Investors and any other party joining this Agreement after the date hereof, the “Other Investors”, and collectively with the Permira Funds and Spectrum, the “Investors”) and Global Generations International Inc., a Delaware corporation and indirect wholly owned subsidiary of certain funds advised by Permira Advisers LLC (“Parent”).

RECITALS

A. Parent, Global Generations Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) and Ancestry.com Inc., a Delaware corporation (the “Company”) are party to that certain Merger Agreement, dated as of the date hereof (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”).

B. Each of the Permira Funds and each Co-Investor has executed an equity commitment letter dated as of the date hereof in favor of Parent (each an “Equity Commitment Letter” and collectively with the equity commitment letters of each other Co-Investor, the “Equity Commitment Letters”), in which each of the Permira Funds and each Co-Investor has agreed, subject to the terms and conditions set forth therein, to make an equity investment in Parent at the Closing (as defined herein) in the amount set forth in such Equity Commitment Letter (the “Cash Commitment”).

C. Each of Spectrum and the Mgt Investor has executed a contribution agreement dated as of the date hereof in favor of Parent (each an “Contribution Agreement” and collectively with the contribution agreement of such other party, the “Contribution Agreements” and, together with the Equity Commitment Letters, the “Equity Commitment Agreements”), in which each of Spectrum and the Mgt Investor has agreed, subject to the terms and conditions set forth therein, to contribute Common Stock, Company Options or Company RSU Awards, as applicable, to Parent at the Closing in the amount set forth in such Contribution Agreement (the “Company Equity Commitment” and, together with the Cash Commitment, the “Commitments”).

C. The Permira Funds have executed a Parent fee funding agreement dated as of the date hereof (the “Funding Agreement”), in which the Permira Funds have agreed, subject to the terms and conditions set forth therein, to pay certain obligations of Parent under the Merger Agreement.

D. The Investors and Parent wish to agree to certain terms and conditions that will govern the actions of Parent and the relationship among the Investors with respect to the Merger Agreement and the transactions contemplated thereby, and the Equity Commitment Agreements.

AGREEMENT

Therefore, the parties hereto hereby agree as follows:

1 EFFECTIVENESS; DEFINITIONS.

1.1 Effectiveness. This Agreement shall become effective on the date hereof and shall terminate (except with respect to Sections 1.1, 1.2, 2.4, 2.7, 2.9, 2.10, 2.12, 3 and 4 which shall continue in full force and effect) upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms and (b) the closing of the transactions contemplated by the Merger Agreement (the “Closing”); provided, that any liability for failure to comply with the terms of this Agreement shall survive such termination.

1.2 Definitions. Certain terms are used in this Agreement as specifically defined herein. Capitalized terms used herein but not defined shall have the meanings given to them in the Merger Agreement.

2 AGREEMENTS AMONG THE INVESTORS.

2.1 Actions under the Purchase Agreement. The Permira Funds may cause Parent to take any action or refrain from taking any action in order for Parent to comply with its obligations, satisfy its closing conditions or exercise its rights under the Merger Agreement, including, without limitation, determining that the conditions to closing specified in Sections 6.1 and 6.3 of the Merger Agreement (the “Closing Conditions”) have been satisfied, waiving compliance with any agreement in the Merger Agreement or any Closing Condition, amending the Merger Agreement and determining to close the Merger; provided, that Parent will, and the Permira Funds will cause Parent to provide each Investor prior written notice of any waiver by Parent of any agreement in the Merger Agreement, any waiver by Parent of any Closing Condition or any amendment to the Merger Agreement; provided, further, that the Permira Funds may not cause Parent to amend the Merger Agreement in a manner that is, or could reasonably be expected to be, disproportionate and adverse to an Investor relative to any other Investor (“Disproportionately Adverse”) without such Investor’s prior written consent; provided, further, that Parent may not increase the per share Merger Consideration without such amendment being approved in advance by all of the Investors; provided, further, that Parent or the Permira Funds may not take any action or fail to take any action that is

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inconsistent with the terms of this Agreement (including the exhibits hereto) and the Equity Commitment Agreements; and provided, further, that, (i) notwithstanding the foregoing, in no event shall the Permira Funds or Parent approve an amendment to the Merger Agreement changing the End Date to a date that is after April 21, 2013 without the prior written consent of each of the Other Investors and Spectrum and (ii) in the event that Parent fails to terminate the Merger Agreement following the End Date, each Other Investor and Spectrum may, within ten (10) days after the End Date, by written notice to the Permira Funds and Parent, elect to be released, effective immediately, from each of its liabilities and obligations under (a) this Agreement (other than its liabilities and obligations with respect to willful breaches of this Agreement prior to the time of such release) without any further action by any party hereto and (b) its Equity Commitment Agreement without any further action by any party hereto and the Permira Funds shall indemnify and hold harmless such Other Investor or Spectrum, as applicable, in respect of any liabilities and obligations incurred by such Other Investor or Spectrum, as applicable, prior to its release from its Equity Commitment Agreement (other than liabilities and obligations incurred by such Other Investor or Spectrum, as applicable, as a result of its fraud, willful misconduct or willful breach of such agreements).

2.2 Debt Financing. The Permira Funds may cause Parent and/or any direct or indirect subsidiary of Parent to (a) negotiate and enter into definitive agreements relating to debt financing to be provided at the Closing to any direct or indirect subsidiary of Parent, and/or (b) arrange for, market and negotiate and enter into definitive agreements relating to mezzanine debt, including agreeing to the financial terms of such debt, to be issued at the Closing to any direct or indirect subsidiary of Parent, in each case, in accordance with the terms of the Debt Financing Commitments set forth on Exhibit A hereto.

2.3 Management Arrangements. The Permira Funds may cause Parent to negotiate and enter into definitive agreements with members of management of the Company and its Subsidiaries with respect to the terms of management’s employment, compensation and equity incentives at the Closing and following the Closing; provided, that such agreements are either (a) consistent with Exhibit B and Exhibit C or (b) inconsistent with Exhibit B or Exhibit C and approved by the Permira Funds (and written notice of such approval shall be provided to the Investors); provided, that, to the extent any such inconsistencies are Disproportionately Adverse to any Investor, such inconsistencies must be approved in writing by such Investor.

2.4 Investor Rights Agreements; Transaction and Monitoring Fee Agreement. Each Investor agrees to enter into, prior to or concurrently with the Closing, one or more definitive agreements and corporate governance documents with respect to the matters set forth on Exhibit B if such documents are either (a) consistent with Exhibit B or (b) inconsistent with Exhibit B and approved by the Permira Funds; provided, that, to the extent any such inconsistencies are Disproportionately Adverse to any Investor, such inconsistencies must be approved in writing by such Investor; and provided further, that each Investor shall have the right to approve inconsistencies between Exhibit B and the document relating thereto with respect to the addition of new restrictions on transfer, limitations on such Investor’s rights to participate in tag-along sales, additional

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requirements to participate in drag-along transactions, limitations on the exercise of preemptive rights, limitations on the rights of Spectrum to demand registration of its securities or of Spectrum or the Other Investors to piggy-back in registered offerings, the modification of voting rights, the elimination or modification of any information rights, or the elimination or modification of any director designation, committee designation, observer designation, or Investor approval right granted to such Investor, regardless of whether any such inconsistency is or would be Disproportionately Adverse to the Investor. Parent and management companies affiliated with the Permira Funds will enter into an agreement at the Closing (the “Transaction and Monitoring Fee Agreement”) providing for the payment, in amounts and on terms determined by the Permira Funds (consistent with the terms set forth on Exhibit B), of (x) a transaction fee in an aggregate amount equal to $15,300,000 payable in connection with the closing of the transactions contemplated by the Merger Agreement and (y) a periodic monitoring fee in an annual aggregate amount equal to $1,500,000, in consideration of services to be provided to Parent in connection with the transactions contemplated by the Merger Agreement and thereafter (such transaction fee and periodic monitoring fee, the “Permitted Fees”). For the avoidance of doubt, without the prior written consent of a majority of the shares of common stock of Parent (the “Parent Shares”) held by Spectrum and the Other Investors (which majority must include the Parent Shares held by Spectrum), none of the Permira Funds, their affiliates nor any management companies associated with the Permira Funds shall be paid any other fees by Parent or any of its subsidiaries other than the Permitted Fees (in the amounts specified in this Section 2.4); provided, that upon the consummation of an IPO, the Transaction and Monitoring Fee Agreement shall be terminated (the “Termination Date”) and the Permira Funds shall receive a termination fee (the “IPO Fee”) in connection therewith, calculated as the net present value (using a discount rate equal to the yield as of such Termination Date on U.S. Treasury securities of like maturity based on the times such payments would have been due) of the monitoring fees that would have been payable with respect to the period from the Termination Date through the twelfth anniversary of the Closing Date, or, if terminated following the twelfth anniversary of the Closing Date, through the first anniversary of the Closing Date that occurs after the Termination Date; and provided, further, that the Permira Funds will only be paid one IPO Fee regardless of the number of public offerings by Parent or any of its subsidiaries.

2.5 Cash Commitments and Equity Commitments. Each Investor hereby affirms and agrees solely for the benefit of the Permira Funds and Parent that it is bound by its Commitment and the provisions set forth in its Equity Commitment Agreement in accordance with the terms thereof and that the Permira Funds shall be entitled to enforce or cause Parent to enforce the provisions of such Equity Commitment Agreement in accordance with this Agreement and the terms of such Equity Commitment Agreement, but only if (a) the Permira Funds have determined that all Closing Conditions have been satisfied or have determined to waive all unsatisfied Closing Conditions, (b) the Permira Funds have determined that all of the conditions precedent to the funding of the Debt Financing provided for in the Debt Financing Commitments have been satisfied or waived, (c) the Merger Agreement has not yet been terminated in accordance with its terms, (d) the Permira Funds have delivered a written notice to each Investor stating that they shall fund their Commitments immediately prior to the consummation of the Merger

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and concurrently with the Commitments of the other Investors and (e) such Investor is purchasing the same type of securities, with the same seniority and at the same per security value as the Permira Funds. Neither the Permira Funds nor Parent shall attempt to enforce the Equity Commitment Agreements until the conditions set forth in this Section 2.5 have been satisfied; provided, however, for the avoidance of doubt, nothing in this Section 2.5 shall prevent the Permira Funds or Parent from enforcing the Equity Commitment Agreements even if the documents referred to in Section 2.4 have not yet been finalized, executed or approved, but if the Permira Funds or Parent so enforce the Equity Commitment Agreements, the Permira Funds and Parent shall, and the Permira Funds shall cause Parent to, (i) use reasonable best efforts to enter into the agreements contemplated by Section 2.4 as promptly as practicable, (ii) give effect, for the benefit of the Investors other than the Permira Funds, to the rights set forth on Exhibit B until each of such agreements is a valid and binding obligation of the parties hereto and (iii) provide to the Investors copies of the documents referred to in Section 2.4, in final form as determined by the Permira Funds and that have been executed by the Permira Funds. Except as otherwise agreed, Parent shall have no right to enforce the Equity Commitment Agreements unless directed to do so by the Permira Funds in accordance with this Section 2.5. Notwithstanding the terms of the Equity Commitment Agreements, in the event that the full amount of the aggregate Commitments is not needed for funding at the Closing, the Commitments of the Investors shall be reduced on a pro rata basis based on the percentages set forth next to each Investor’s name on Schedule I hereto (such amount with respect to each Investor, its “Pro Rata Share”); provided, that the Commitment of each Investor shall not be reduced by more than 5% without such Investor’s prior written consent. In the event that any Investor funds its Commitment as contemplated by this Section 2.5 and such Investor’s Equity Commitment Agreement, and the Closing does not occur substantially concurrently with such funding, Parent shall, and the Permira Funds shall cause Parent to, promptly (but in any event within three (3) Business Days) return all amounts and securities of the funded Commitment to such Investor. In no event shall any Equity Commitment Agreement be enforced by the Permira Funds or Parent unless each of the unfunded Commitments is being concurrently enforced by the Permira Funds or Parent, as applicable.

2.6 Notice of Closing. Parent will use its reasonable best efforts to provide each Investor with at least ten (10) days prior written notice of the Closing Date under the Merger Agreement; provided, that the failure to provide such notice will not relieve an Investor of its obligations under Section 2.5 of this Agreement so long as Parent has provided each Investor with at least seven (7) Amsterdam business days prior written notice of the Closing Date under the Merger Agreement; provided, further, that Parent will promptly (and, in any event, within two (2) Business Days thereafter) provide each Investor with written notice of the commencement of the Marketing Period under the Merger Agreement; and provided, further, that Parent shall provide to GIC, by electronic mail or facsimile (with an original to promptly follow), notice substantially in the form attached hereto as Schedule II and executed by a person set forth on the Authorized Signatory List (the “Funding Notice”) not less than seven (7) Business Days prior to the Closing Date under the Merger Agreement. No later than ten (10) Business Days after the date hereof, Parent shall deliver to GIC a notice in original form substantially in the form attached hereto as Schedule III (the “Authorized Signatory List”), setting forth those

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persons authorized to execute the Funding Notice. Copies of any notices or correspondence received by Parent under, in connection with, or related to this Agreement or the Merger Agreement shall be promptly provided to each Investor at the address set forth in its Equity Commitment Agreement, or any other address designated by such Investor in writing to Parent.

2.7 Expenses. In the event that the Merger is not consummated and/or the Merger Agreement is terminated, the Permira Funds shall be responsible for the transactions expenses incurred by Parent and the Permira Funds, including, without limitation, any broken-deal expenses (including, without limitation, the Parent Termination Fee), travel expenses and the fees, expenses and disbursements of lawyers, accountants, consultants and other advisors retained by Parent and the Permira Funds in connection with the transactions contemplated by the Merger Agreement (collectively “Consortium Expenses”), it being understood that the Other Investors and Spectrum shall not share responsibility for any Consortium Expenses. If the Merger is consummated, Parent will be responsible for paying the Consortium Expenses and for reasonable out-of-pocket expenses incurred by each of Spectrum (in consideration of the transactions contemplated by its Contribution Agreement), AlpInvest and GIC, including, without limitation, travel expenses and the fees, expenses and disbursements of lawyers, accountants, consultants and other advisors retained by each of AlpInvest and GIC in connection with the transactions contemplated by the Merger Agreement, not to exceed $150,000 per each of Spectrum, AlpInvest and GIC.

2.8 Side Agreements. Parent shall not enter into any agreement with any Investor or group of Investors that has the effect of discriminating against any other Investor without such other Investor’s consent. No Investor or group of Investors shall enter into any agreement with the Company that has the effect of discriminating against any other Investor without such other Investor’s consent. Each party hereto shall provide to all Investors prior to the execution thereof copies of all agreements with respect to the subject matter of this Agreement or the Merger Agreement.

2.9 Comparable Treatment. Except as is otherwise expressly set forth in this Agreement and other than differences with respect to the amount of the respective Commitments of each Investor, the terms of all of the Equity Commitment Letters are on substantially similar terms to the other Equity Commitment Letters, the terms of all of the Contribution Agreements are on substantially similar terms to the other Contribution Agreements, and all side agreements or letters pertaining thereto (if any) have been provided to Spectrum and all Co-Investors. Except as is otherwise expressly set forth in this Agreement or in Exhibit B, in the event that the Permira Funds or Parent grant any rights (including by means of any waiver of restrictions) with respect to the transfer of securities in Parent, the participation in tag-along sales, preemptive rights, registration rights, information rights, director designation, committee designation, observer designation, or Investor approval rights or other governance or economic rights to or for the benefit of any Investor (other than the Permira Funds) that are more favorable than the rights granted to any other Investor (other than the Permira Funds) pursuant to the agreements contemplated hereby, (a) such other Investors shall be entitled to all such rights (or such waivers of restrictions) as well, (b) the Permira Funds and Parent shall

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cause the applicable agreements contemplated hereby to be amended as necessary to give effect to the foregoing, and (c) each of the parties hereto hereby consents to any such amendment. For the avoidance of doubt, the foregoing rights to comparable treatment shall not apply to or affect any differences in treatment among the Investors expressly set forth herein or Exhibit B.

2.10 Parent Payments. Any amounts (a) paid to, or at the direction of or to the designees of, Parent under or with respect to the Merger Agreement and/or (b) paid by a proposed provider of Debt Financing to, or at the direction of or to the designees of, Parent as damages relating to a failure to provide the Debt Financing or otherwise shall, in each case, be promptly paid by Parent to the Investors (other than any Investor that has failed to fund its Commitment in breach of this Agreement) or their designees in proportion to their respective Commitments after making adequate provision for any expenses which are to be borne by Parent or the Investors collectively.

2.11 No Transfers. Prior to Closing, no Investor shall Transfer its obligations and rights under its Equity Commitment Agreement other than to any Affiliate of such Investor. For the purpose of this Agreement, “Transfer” shall mean any sale, pledge, assignment, encumbrance or other transfer or disposition of any obligation, right or interest to any other Person, whether directly, indirectly, voluntarily, involuntarily, by operation of law, pursuant to judicial process or otherwise. For the avoidance of doubt, it shall constitute a “Transfer” with respect to a holder of any obligation, right or interest which was formed for the purpose of holding such obligations, rights or interests, if there is a Transfer of the equity interests of such holder or of the party transferring the equity of such holder. “Transferee” shall have a correlative meaning.

2.12 Indemnification. In the event that (a) the Parent Termination Fee and/or other losses, damages or payments are payable to the Company under the Merger Agreement or the Funding Agreement, and (b) any Investor’s breach of its obligations under its Equity Commitment Agreement or this Agreement has caused such obligation to pay the Parent Termination Fee or other losses, damages or payments (such Investor, an “Indemnifying Investor”), the Indemnifying Investor shall, subject to the second to last sentence of Section 2.12, pay the Parent Termination Fee or other losses, damages or payments and indemnify and hold harmless each other Investor that is not an Indemnifying Investor (such Investor or Investors, the “Indemnified Investors”) from and against all expenses, losses or damages incurred in connection therewith or other losses, damages or payments and any out-of-pocket costs or expenses attributable to the Parent Termination Fee or such other losses, damages or payments (the “Indemnifiable Losses”). If there is more than one Indemnifying Investor, the obligations of the Indemnifying Investors shall be several and not joint, with each responsible for its pro rata share of the Indemnifiable Losses based on its Pro Rata Share vis-à-vis the Pro Rata Share of each other Indemnifying Investor. A true and correct copy of the Funding Agreement has been provided to the Other Investors and Spectrum.

2.13 Regulatory Efforts.

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2.13.1 The Investors shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the Permira Funds in doing all things reasonably necessary, in the good faith opinion of the Permira Funds, to secure all legal and regulatory approvals and transaction clearances contemplated by the Merger Agreement; provided, that the foregoing shall not require any Investor to provide any non-public financial information.

2.13.2 Unless required as a matter of law, Investors shall refrain from initiating any communication with any regulatory body regarding the transactions contemplated by the Merger Agreement without the prior written approval of the Permira Funds (such approval not to be unreasonably withheld, conditioned or delayed). The Investors shall also, to the extent permitted by law, promptly (i) notify the Permira Funds of any regulatory-related communication or request for information received by it from any Governmental Authority with respect to the transactions contemplated by the Merger Agreement, and permit the Permira Funds to review the original communication and will consider in good faith any comments or suggestions proposed by the Permira Funds in connection with the response to any of the foregoing communications, and (ii) consult with the Permira Funds before participating in any meeting, communication or discussion with any Governmental Authority with respect to the transactions contemplated by the Merger Agreement.

2.13.3 The Permira Funds shall, to the extent permitted by law, give each Investor the opportunity to review and comment on any documents, written communications and filings that refer to or name such Investor before any such document, written communication or filing is transmitted to any Governmental Authority and shall consider in good faith any comments or suggestions proposed by the Investors.

2.14 Structure. Prior to Closing, Parent and the Permira Funds shall have the right to amend the investment structure and to assign its rights under the Equity Commitment Agreements to a newly formed entity (or entities) that is an affiliate of Parent; provided, that the foregoing does not materially adversely affect Spectrum or the Other Investors; and provided, further, that Spectrum and the Other Investors shall in any event hold the same types of securities with the same seniority (and in the same proportions and at the same per security value) that are held by the Permira Funds.

2.14.1 In that regard, if the investment structure is amended, the Investors currently contemplate using the following amended structure (the “Alternative Structure”): (i) Parent will be organized as a non-US entity (likely a Luxembourg société en commandite par actions (SCA)) that will elect to be treated as a partnership for U.S. federal income tax purposes; (ii) in addition to owning the US corporation that will purchase the Company, Parent will own a non-US entity (likely organized as a Luxembourg société à responsabilité Limitée (SARL) (“ForCo”)) that will elect to be treated as a corporation for U.S. federal income tax purposes, (iii) ForCo will own a series of entities, (iv) in connection

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with the Closing, the Permira Funds will cause Company to sell (or otherwise migrate) certain Company non-US business assets, including intellectual property, to ForCo, and (v) ForCo may provide debt financing to Company and its subsidiaries through an entity owned directly or indirectly by ForCo.

2.14.2 The Investors agree that the Alternative Structure shall not be considered to materially adversely affect Spectrum or any Other Investor, so long as the structure avoids any Investor, or any direct or indirect owner of an Investor, from (i) incurring any income that is effectively connected with the conduct of a U.S. trade or business as defined in Section 864(b) of the Code, (ii) having a permanent establishment in the United States, (iii) realizing any unrelated business taxable income as defined in Section 512 and 514 of the Code, (iv) engaging in, or being treated as engaging in, any “commercial activity” as defined in Section 892(a)(2)(i) of the Code or recognizing any income from such “commercial activity” (or any activity that would create a material risk of causing Parent, or any flow through entity in which the Investors directly or indirectly are invested, to be treated as engaged in a “commercial activity”), (v) being treated as having an investment (either directly or indirectly) in a passive foreign investment company as defined in Section 1297 of the Code based on the expected operations and activities of Parent and its Subsidiaries following the Closing (provided that if the Investor, or any direct or indirect owner of an investment, is subsequently treated as having such an investment, Parent shall cause to be provided to the Investors information sufficient to allow them to make and maintain a “qualified electing fund” election within the meaning of Section 1295 of the Code) or (vi) being treated as having an investment, either directly or indirectly, in a “controlled foreign corporation” as defined in Section 957(a) of the Code, as determined immediately after the Closing. Prior to the Closing, Parent and the Investors will cooperate in good faith in making any changes to the Alternative Structure and in structuring the transactions contemplated by the Purchase Agreement; provided, however, that no changes shall be made to the Alternative Structure that would result in any Investor, or any direct or indirect owner of an Investor, (i) incurring any income that is effectively connected with the conduct of a U.S. trade or business as defined in Section 864(b) of the Code, (ii) having a permanent establishment in the United States, (iii) realizing any unrelated business taxable income as defined in Section 512 and 514 of the Code, (iv) engaging in, or being treated as engaging in, any “commercial activity” as defined in Section 892(a)(2)(i) of the Code or recognizing any income from such “commercial activity” (or any activity that would create a material risk of causing Parent, or any flow through entity in which the Investors are directly or indirectly invested, to be treated as engaged in a “commercial activity”), (v) being treated as having an investment (either directly or indirectly) in a passive foreign investment company as defined in Section 1297 of the Code based on the expected operations and activities of Parent and its Subsidiaries following the Closing (provided that if the Investor, or any direct or indirect owner of an investment, is subsequently treated as having such an investment, Parent shall cause to be provided to the Investors information sufficient to allow them to make and maintain a “qualified electing fund” election within the meaning of Section 1295 of the Code), or (vi)

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being treated as having an investment, either directly or indirectly, in a “controlled foreign corporation” as defined in Section 957(a) of the Code, as determined immediately after the Closing.

3 REPRESENTATIONS AND WARRANTIES.

Each of the parties hereto hereby represents and warrants to each of the other parties on the date hereof as follows:

3.1 Such party is duly organized or incorporated, validly existing and in good standing under the Laws of the jurisdiction of its organization or incorporation and has all requisite power and authority (acting through its general partners, as applicable) to conduct its business as it is now being conducted and is proposed to be conducted.

3.2 Such party has the full power, authority and legal right (acting through its general partner, as applicable) to execute, deliver and perform this Agreement and to consummate the transactions contemplated herein. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary action, corporate or otherwise, of such party. This Agreement has been duly executed and delivered by such party and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights and to general equitable principles.

3.3 The execution and delivery by such party of this Agreement, the performance by such party of its obligations hereunder and the consummation of the transactions contemplated herein by such party does not and will not violate (a) any provision of its organizational documents, (b) any provision of any material agreement to which it is a party or by which it is bound or (c) any applicable Law.

4 MISCELLANEOUS.

4.1 Amendment. This Agreement may be amended or modified, and the provisions hereof may be waived, only by an agreement in writing signed by each of the Investors.

4.2 Severability. In the event that any provision hereof would, under applicable Law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

4.3 Remedies. The parties hereto agree that, except as provided herein, this Agreement will be enforceable by all available remedies at Law or in equity (including,

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without limitation, specific performance), provided, that except to the extent that any party hereto is enforcing an express right set forth in Sections 2.1 or 2.5, Sections 2.1 and 2.5 may be enforced against an Investor only by, or at the direction of, the Permira Funds.

4.4 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Investors may be partnerships or limited liability companies, Parent and each Investor covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any former, current or future directors, officers, agents, affiliates, employees, general or limited partners, members, managers or stockholders of any Investor or any of its successors or permitted assignees or any former, current or future directors, officers, agents, affiliates, employees, general or limited partners, members, managers or stockholders of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law or otherwise, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future directors, officers, agents, affiliates, employees general or limited partners, members, managers or stockholders of any Investor or any of its successors or permitted assignees or any former, current or future directors, officers, agents, affiliates, employees, general or limited partners, members, managers or stockholders of any of the foregoing, as such, for any obligation of any Investor under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

4.5 No Third Party Beneficiaries. This Agreement shall be binding on each party hereto solely for the benefit of each other party hereto to the extent set forth herein, and except as set forth in Section 4.4, nothing set forth in this Agreement, express or implied, shall be construed to confer, directly or indirectly, upon or give to any person other than the parties hereto any benefits, rights or remedies under or by reason of, or any rights to enforce or cause such addressees to enforce, any provisions of this Agreement.

4.6 Press Release; Communications. Any general notices, releases, statements or communications to the general public or the press relating to this Agreement or the transactions contemplated hereby and the Merger Agreement shall be made only at such times and in such manner as may be mutually agreed upon in writing by the Permira Funds and each Investor named or referred to in such notice, release, statement or communication; provided, that the parties hereto shall be entitled to issue such press releases and to make such public statements as are required by applicable Law, in which case the Permira Funds shall be advised in advance thereof and the parties shall use their commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued. Once information has been made available to the general public in accordance with this Agreement, this Section 4.6 shall no longer apply to such information.

4.7 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware

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applicable to contracts executed in and to be performed in that State. All actions arising out of or relating to this Agreement shall be heard and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (if, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) for the purpose of any action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper or that this Agreement or the transactions contemplated herby may not be enforced in or by any of the above-named courts.

4.8 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

4.9 Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach occurring before or after that waiver.

4.10 Entire Agreement; Assignment. This Agreement, together with the agreements and other documents referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties or any of their affiliates with respect to the subject matter contained herein except for such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms. Other than as expressly provided herein, this Agreement shall not be assignable by any party hereto by operation of law or otherwise, without the prior consent of the parties hereto; provided, that each party hereto shall have the right to assign this Agreement to one or more of its Affiliates, provided that no such assignment shall relieve such assignor from any of its obligations under this Agreement. Upon any Transfer provided herein, such Transferee shall upon the consummation of, and as a condition to, such Transfer execute and deliver to Parent (which Parent shall then deliver to all Investors) a counterpart to this Agreement pursuant to which such Transferee agrees to be bound by the terms of this Agreement and such Transferee shall thereafter be deemed to be an Investor for purposes of this Agreement. Following the date hereof and prior to Closing, the Permira Funds shall have the right (x) to add additional Investors to this Agreement as “Other Investors”, as long as the rights of such Investors are no more favorable to the rights of the Other Investors and (y) in connection with the foregoing, to reduce the aggregate Commitments of the

12

Permira Funds and Spectrum as contemplated on the date hereof; provided, that any such reduction shall not exceed $75,000,000 in the aggregate (the “Threshold Amount”); provided, further, that Spectrum shall not be reduced by more than its pro rata portion of the Threshold Amount (based on its Pro Rata Share vis-à-vis the Pro Rata Share of the Permira Funds) and provided, further, that any reduction in connection with the foregoing shall not be made to any Other Investor.

[Signature pages follow]

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IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

GLOBAL GENERATIONS INTERNATIONAL INC.

By:	/s/ Brian Ruder
Name:	Brian Ruder
Title:	President, Chief Executive Officer, and Secretary

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

Signed by	)
for and on behalf of	) /s/ Kees Jager
Permira IV Managers Limited as general partner of	) Kees Jager
Permira IV Managers L.P. as	) Alternate Director
manager of Permira IV Continuing L.P.1)

Signed by	)
for and on behalf of	) /s/ Kees Jager
Permira IV Managers Limited as general partner of	) Kees Jager
Permira IV Managers L.P. as	) Alternate Director
manager of Permira IV Continuing L.P.2)

Signed by	) /s/ Kees Jager
for and on behalf of	) Kees Jager
Permira Nominees Limited as nominee for	) Alternate Director
Permira Investment Limited	)

Signed by	)
for and on behalf of	) /s/ Kees Jager
Permira IV GP Limited as general partner of	) Kees Jager
Permira IV G.P. L.P. as	) Alternate Director
general partner of P4 Co-Investment L.P.	)

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

STOCKHOLDERS:

SPECTRUM EQUITY INVESTORS V, L.P.

By:	Spectrum Equity Associates V, L.P. its general partner

	By:	SEA V Management, LLC its general partner

		By:	/s/ Randy Henderson
		Name:	Randy Henderson
		Title:	Managing Director

SPECTRUM V INVESTMENT MANAGERS’ FUND, L.P.

By:	SEA V Management, LLC its general partner

	By:	/s/ Randy Henderson
	Name:	Randy Henderson
	Title:	Managing Director

SPECTRUM EQUITY INVESTORS III, L.P.

By:	Spectrum Equity Associates III, L.P. its general partner

	By:	/s/ Randy Henderson
	Name:	Randy Henderson
	Title:	General Partner

SEI III ENTREPRENEURS’ FUND, L.P.

By:	SEI III Entrepreneurs’ LLC its general partner

	By:	/s/ Randy Henderson
	Name:	Randy Henderson
	Title:	Managing Member

SPECTRUM III INVESTMENT MANAGERS’ FUND, L.P.

	By:	/s/ Randy Henderson
	Name:	Randy Henderson
	Title:	General Partner

IN WITNESS WHEROF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

ALPINVEST PARTNERS CO-INVESTMENTS 2009 C.V.

By: AlpInvest partners 2009 B.V., its general partner
By: AlpInvest partners B.V., its managing director

By:	/s/ M. Rademakers
Name:	M. Rademakers
Title:	Tax Counsel

By:	/s/ G.V.H. Doeksen
Name:	G.V.H. Doeksen
Title:	Chairman and CEO

ALPINVEST PARTNERS CO-INVESTMENTS 2010 II C.V.

By: AlpInvest partners 2009 B.V., its general partner
By: AlpInvest partners B.V., its managing director

By:	/s/ M. Rademakers
Name:	M. Rademakers
Title:	Tax Counsel

By:	/s/ G.V.H. Doeksen
Name:	G.V.H. Doeksen
Title:	Chairman and CEO

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

JASMINE VENTURES PTE LTD

By:	/s/ Eric Wilmes
Name:	Eric Wilmes
Title:	Authorized Signatory

/s/ Timothy Sullivan
Timothy Sullivan

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

PUREFOY, LLC

By:	/s/ Timothy Sullivan
Name:	Timothy Sullivan
Title:	Manager

By:	/s/ Jane Sullivan
Name:	Jane Sullivan
Title:	Manager

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

/s/ Howard Hochhauser
Howard Hochhauser

Schedule I1

Investors; Pro Rata Share

INVESTOR	PRO RATA SHARE
1. Permira Funds
Permira IV Continuing L.P. 1	15.75%
Permira IV Continuing L.P. 2	37.71%
Permira Investments Limited	1.29%
P4 Co-investment LP	0.37%
Permira Total:	55.12%
2. AlpInvest
AlpInvest Partners Co-Investments 2009 C.V.	7.29%
AlpInvest Partners Co-Investments 2010 II C.V.	3.65%
AlpInvest Total:	10.94%
3. GIC
Jasmine Ventures Pte Ltd	7.29%
GIC Total:	7.29%
4. Spectrum

Spectrum Equity Investors V, L.P.	14.58%
Spectrum Total:	14.58%
5. Mgt Investor
Timothy Sullivan	9.12%
Purefoy, LLC	1.51%
Howard Hochhauser	1.44%
Mgt Investor Total:	12.07%

TOTAL:	100.00%

[1]	Schedule I may be updated prior to Closing in accordance with Section 4.10.

Schedule II

Funding Notice

[    ], 20[12]

[Parent Letterhead]

RE:	Investment in Global Generations International Inc.

ANTICIPATED CLOSING NOTICE

Reference is made to the letter agreement dated October 21, 2012 (the “Equity Commitment Letter”) between [                     ] (“Investor”) and Global Generations International Inc. (“Parent”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Equity Commitment Letter.

This letter is to provide Investor with notice that the Merger pursuant to the Merger Agreement is currently expected to close on                 , 20[—] (the “Closing”). Pursuant to the Equity Commitment Letter, Investor will be required to fund its Commitment in the amount equal to $                    on the Closing Date. Please deliver such amount in immediately available funds on the Closing Date to the following account:

Bank:

Address

ABA#:

Swift Code:

AIC Name:

AlC#:

Attention:

Please call if you have any questions.

Sincerely,

[Signatory to be person listed on Authorized Signatory List]

Schedule III

Authorized Signatory List

(ON LETTERHEAD)

To	:	[ ]

From	:	Global Generations International Inc.

Date	:	[ ]

AUTHORIZED OFFICERS OF GLOBAL GENERATIONS INTERNATIONAL INC. ACTING

ON BEHALF OF GLOBAL GENERATIONS INTERNATIONAL INC.

Reference is made to the letter agreement dated October [    ], 2012 (the “Equity Commitment Letter”) between [                    ] (“Investor”) and Global Generations International Inc. (“Parent”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Equity Commitment Letter.

WE HEREBY CONFIRM AND CERTIFY that:

(a)	Bank Wire Instructions of [ ] - The designated segregated bank account(s) established pursuant to the Equity Commitment Letter for wiring of the Investor’s Commitment set forth in the Equity Commitment Letter is as follows:

[Please provide details]

(b)	Authorized Officers - Listed below are the particulars of the officers of Parent who are authorized to provide Funding Notices pursuant to the Equity Commitment Letter:

Name	Title	E-mail address	Contact No.	Specimen signature
[Please provide details]

Any changes to the above are to be provided in writing and signed by an authorized signatory and shall be valid and binding on Parent and the Investor, as applicable. An original must also be provided for any subsequent changes to banking instructions.

The above information is hereby certified by the following authorized persons*:

GLOBAL GENERATIONS INTERNATIONAL INC.

Name:	Name:
Title:	Title:
Date:	Date:

* - If the signatory entity has only one authorized officer in part (b), please arrange for another person of the right capacity to sign off on behalf thereof to certify the above information.